SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                               AMENDMENT NO. 1
                                     TO
                                SCHEDULE 13D
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934


                     BENCHMARQ MICROELECTRONICS, INC.
                     --------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.001 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                 00 00816031
                   -------------------------------------
                   (CUSIP Number of Class of Securities)

                          Allan R. Campbell, Esq.
                           Unitrode Corporation
                         7 Continental Boulevard
                      Merrimack, New Hampshire 03054
                              (603)424-2410
        --------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                       Margaret A. Brown, Esq.
              Skadden, Arps, Slate, Meagher & Flom, LLP
                     One Beacon St., 31st Floor
                        Boston, MA 02108-3194
                            (617) 573-4800


                              June 23, 1998
                     -----------------------------
                     (Date of Event which Requires
                       Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                 ( )

 Check the following box if a fee is being paid with this Statement:
                                                 ( )



 CUSIP No.                           13D
 0000816031
 ---------------------------------------------------------------------------
 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      UNITRODE CORPORATION
      042271186
 ---------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a) ( )
                                                        (b) ( )
 ---------------------------------------------------------------------------
 (3)  SEC USE ONLY

 ---------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*

      WC/00
 ---------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                        ( )
 ---------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      MARYLAND
 ---------------------------------------------------------------------------
                               : (7)  SOLE VOTING POWER
                               :
                               :            955,158(1)
                               :--------------------------------------------
 NUMBER OF SHARES              : (8)  SHARED VOTING POWER
 BENEFICIALLY OWNED BY         :
 EACH REPORTING PERSON WITH    :          1,460,609(2)
                               :--------------------------------------------
                               : (9)  SOLE DISPOSITIVE POWER
                               :
                               :           955,158(1)
                               :--------------------------------------------
                               : (10) SHARED DISPOSITIVE POWER
                               :
                               :         1,460,609(2)
 ---------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,415,767(1 AND 2)
 ---------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                        ( )

      N/A
 ---------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      APPROXIMATELY 29.9%(3)
 ---------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*

      CO
 ---------------------------------------------------------------------------

 *    SEE INSTRUCTIONS BEFORE FILLING OUT!


 (1) 955,158 of the shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option originally granted to the Reporting Person as of March 2, 1998, and described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 13.4% of the total outstanding shares of common stock of Issuer as of March 2, 1998, excluding shares issuable upon exercise of the option.

 (2) 1,460,609 of the shares of the Issuer common stock covered by this report are subject to a Voting Agreement entered into by certain stockholders of the Issuer with the Reporting Person pursuant to which such stockholders have agreed to vote all of the shares beneficially owned by such stockholders in favor of certain matters, including without limitation the proposed merger of Merrimack Corporation, a wholly owned subsidiary of the Reporting Person, with and into the Issuer, and against, among other things, any action or agreement that could reasonably be executed to result, directly or indirectly, in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Agreement and Plan of Merger dated as of March 2, 1998, as amended on June 23, 1998, between the Issuer, Merrimack Corporation and the Reporting Person described in Item 3 hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer common stock covered by the Voting Agreement. The number of shares indicated represents approximately 20.6% of the outstanding shares of common stock of the Issuer as of March 2, 1998, excluding the shares issuable upon exercise of the Option (as described above).

 (3)  After giving effect to the exercise of the option as described herein.



 This Amendment No. 1 to Schedule 13D restates in its entirety the Schedule 13D dated March 2, 1998 previously filed by Unitrode Corporation.

 ITEM 1.   Security and Issuer.

           This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.001 per share (the "Shares" or the "Issuer Common Stock"), of BENCHMARQ Microelectronics, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 17919 Waterview Parkway, Dallas, Texas 75252.

           The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

 ITEM 2.   IDENTITY AND BACKGROUND.

           (a)-(c) This Schedule 13D is filed by Unitrode Corporation, a Maryland corporation (the "Reporting Person").

           The business address of the Reporting Person is 7 Continental Boulevard, Merrimack, New Hampshire 03054. The principal business of the Reporting Person is the design and manufacture of analog/linear integrated circuits.

           To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

           (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Reporting Person entered into an Agreement and Plan of Merger dated as of March 2, 1998, as amended by an Amendment to Agreement and Plan of Merger dated as of June 23, 1998, by and among the Reporting Person, Merrimack Corporation, a Delaware corporation and wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer (as amended, the "Merger Agreement"), providing for the merger (the "Merger") of the Merger Sub with and into the Issuer with the Issuer as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive one share of common stock, par value $0.01 per share, of the Reporting Person (the "Reporting Person Common Stock") and one associated preferred stock purchase right (a "Right") issued in accordance with the Rights Agreement (the "Rights Agreement"), dated as of May 2, 1990, as amended from time to time, between the Reporting Person and the First National Bank of Boston (references to shares of the Reporting Person Common Stock issuable in the Merger are deemed to include the associated Rights). The Merger is subject to the approval of the Merger by the Issuer's stockholders, the approval by the Reporting Person's stockholders of the issuance of Reporting Person Common Stock in the Merger, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by reference.

           As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, Issuer and the Reporting Person entered into that certain Stock Option Agreement, dated as of March 2, 1998, as amended June 23, 1998 (the "Option Agreement"), whereby Issuer granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 955,158 Shares at a purchase price per Share equal to $11.38, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on March 2, 1998, the Option would be exercisable for approximately 13.4% of the outstanding Shares, or approximately 10% of the Shares on a fully diluted basis after giving effect to the exercise of the Option.

           None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person wishes to purchase the Shares subject thereto, the Reporting Person anticipates that it would fund the exercise price with working capital or through other financing sources available to the Reporting Person at the time of exercise. See also Item 4 below.

           As a further inducement for the Reporting Person to enter into the Merger Agreement, Alan R. Schuele, Derrell C. Coker, L.J. Sevin, Harvey
 B. Cash, Dietrich Erdmann, Jack Kilby and Charles H. Phipps, stockholders of the Issuer (the "Stockholders") entered into a Voting Agreement, dated as of March 2, 1998, as amended June 23, 1998 (the "Voting Agreement"), with the Reporting Person whereby the Stockholders agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation, the approval and adoption of the Merger Agreement, and against, among other things, any action or agreement that could reasonably be expected to result, directly or indirectly, in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Merger Agreement or the Option Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

 ITEM 4.   PURPOSE OF THE TRANSACTION.

           (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

           Pursuant to the Option Agreement, the Issuer has granted the Reporting Person the Option, which, based on the number of Shares outstanding on March 2, 1998, would be exercisable for approximately 13.4% of the outstanding Shares, or approximately 10% of the Shares on a fully diluted basis after giving effect to the exercise of the Option.

           The Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"), provided that the Reporting Person provides notice of such exercise in accordance with the Option Agreement.
 A Triggering Event includes the following:

           (i) any Person (as defined in the Merger Agreement) (other than the Reporting Person or any subsidiary of the Reporting Person) shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding Issuer Common Stock;

           (ii) the Issuer or any subsidiary of the Issuer shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any Person (other than the Reporting Person or any subsidiary of the Reporting Person) to (A) effect a merger, reorganization, consolidation, share exchange or other business combination or similar transaction involving the Issuer or any of its Significant Subsidiaries (within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission), (B) sell, lease or otherwise dispose of assets of the Issuer or its subsidiaries representing 10% or more of the consolidated assets of the Issuer other than in the ordinary course of business or (C) issue, sell or otherwise dispose of (including by way of merger, reorganization, consolidation, share exchange or other business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of the Issuer or any of its Significant Subsidiaries; or

           (iii) any Person (other than the Reporting Person or any subsidiary of the Reporting Person or the Issuer or, in a fiduciary capacity, any subsidiary of the Issuer) shall have, subsequent to the date of the Option Agreement, acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "Group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding Issuer Common Stock.

 provided, that the Option will terminate either (i)immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger; or (ii) at the time of termination of the Merger Agreement (A) by the Issuer or the Reporting Person pursuant to Subsection 9.1(d) of the Merger Agreement, provided that the matter giving rise to the Order (as defined in the Merger Agreement) providing the basis for termination under Subsection 9.1(d) of the Merger Agreement shall not have been initiated by the Issuer or any Person who initiates an Acquisition Proposal (as such item is defined in the Merger Agreement), (B) by the Issuer pursuant to Subsection 9.1(c) or Subsection 9.1(j) of the Merger Agreement, (C) by either the Issuer or the Reporting Person pursuant to Subsection 9.1(g) of the Merger Agreement, (D) by both the Issuer and the Reporting Person pursuant to Subsection 9.1(a) of the Merger Agreement, (E) by the Issuer or the Reporting Person pursuant to Subsection 9.1(e) of the Merger Agreement (if there then exists circumstances that would permit termination of the Merger Agreement by the Issuer pursuant to Subsection 9.1(e) of the Merger Agreement), (F) by the Reporting Person pursuant to Subsection 9.1(i)(i) of the Merger Agreement (if circumstances exist that would allow the Company to terminate the Merger Agreement pursuant to Subsection 9.1(c) of the Merger Agreement as a result of a change that would have a Material Adverse Effect with respect to the Reporting Person) or (G) by either party pursuant to any other provision of the Merger Agreement; provided (in the case of subsection (G)) such termination occurs prior to the occurrence of an Acquisition Proposal.

           Upon the occurrence of certain events set forth in the Option Agreement, the Issuer is required to repurchase the Option (the "Repurchase") or to cause the Option to be converted into, or exchanged for, an option of another corporation (the "Substitute Option"). In addition, the Option Agreement grants certain registration rights (the "Registration Rights") to the Reporting Person with respect to the Shares represented by the Option. Also, under certain circumstances, the Issuer is entitled to a right of first refusal (the "Right of First Refusal") if the Reporting Person desires to sell all or any part of the Option or Shares acquired by it pursuant thereto. Notwithstanding any other provisions of the Option Agreement, the Total Profit (as defined therein) which the Reporting Person may realize from the Option may not exceed $7,278,000. The terms of such Repurchase, Substitute Option, Registration Rights, Right of First Refusal and limitations on Total Profit are set forth in the Option Agreement. The foregoing summary of the Amendment to Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 of this Schedule 13D and incorporated herein in its entirety by reference.

           Pursuant to the Voting Agreement, the Stockholders agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation, the approval and adoption of the Merger Agreement, and against, among other things, any action or agreement that could reasonably be expected to result, directly or indirectly, in a breach in any material respect of any covenant, representation or warranty or any obligation of the Issuer under the Merger Agreement or the Option Agreement. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder are set forth on Schedule A to the Amendment to Voting Agreement which is incorporated herein by reference. The foregoing summary of the Amendment to Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as
 Exhibit 3 of this Schedule 13D and incorporated herein in its entirety by reference.

           The purpose of the Option Agreement and the Voting Agreement are to facilitate consummation of the Merger.

           Upon consummation of the Merger as contemplated by the Merger Agreement, (a) a new subsidiary of the Reporting Person will be merged into the Issuer, (b) the Board of Directors of the Issuer will be replaced by the Board of Directors of Merger Sub, (c) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of the Merger Sub, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) The number of Shares covered by the Option is 955,158, which constitutes approximately (i) 13.4% of Issuer Common Stock based on the Shares issued and outstanding on March 2, 1998, or (ii) 10% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option.

           Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote or to dispose of the shares of Issuer Common Stock issued as a result of such exercise.

           The number of Shares covered by the Voting Agreement is 1,460,609, which constitutes approximately 20.6% of the Issuer Common Stock, based on the number of Shares outstanding as of March 2, 1998.

           The Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement and
 (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are by the Voting Agreement.

           (c) Other than as set forth in this Item 5, to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

           (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person upon exercise of the Option.

           (e)  Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Copies of the Merger Agreement, the Option Agreement and the Voting Agreement are attached as Exhibits hereto and, to the best of the Reporting Person's knowledge, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities to the Issuer.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT   DESCRIPTION
 -------   -----------
    1 Amendment to Agreement and Plan of Merger, dated as of June 23, 1998 by and among Unitrode Corporation, Merrimack Corporation and BENCHMARQ Microelectronics, Inc., without exhibits thereto.

    2 Amendment to Stock Option Agreement, dated as of June 23, 1998 by and between Unitrode Corporation as "Grantee" and BENCHMARQ Microelectronics, Inc. as "Issuer."

    3 Amendment to Voting Agreement, dated as of June 23, 1998, by and between Unitrode Corporation and Alan R. Schuele, Derrell C. Coker, L.J. Sevin, Harvey B. Cash, Dietrich Erdmann, Jack Kilby and Charles H. Phipps.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                   UNITRODE CORPORATION


                                   By: ______________________________
                                   Name:  Allan R. Campbell
                                   Title: Senior Vice President


 Dated: June 30, 1998





                                                              SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
                          OF UNITRODE CORPORATION


           The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Each such person is a U.S. citizen, and the business address of each such person is 7 Continental Boulevard, Merrimack, New Hampshire 03054.

 Name and Business                   Present Principal
      Address                          Occupation
 ------------------                  -----------------

 Peter A. Brooke              Director of the Reporting Person

 Kenneth Hecht                Director of the Reporting Person

 Louis E. Lataif              Director of the Reporting Person

 James T. Vanderslice         Director of the Reporting Person

 Robert L. Gable              Director and Chairman of the Reporting
                              Person

 Robert J. Richardson         Director, President and Chief Executive
                              Officer of the Reporting Person

 Allan R. Campbell            Senior Vice President and General Counsel
                              of the Reporting Person

 S. Kelley MacDonald          Vice President Corporate Communications
                              of the Reporting Person

 Patrick J. Moquin            Vice President Human Resources of the
                              Reporting Person

 Cosmo S. Trapani             Executive Vice President and Chief
                              Financial Officer of the Reporting Person




                               EXHIBIT INDEX

 EXHIBIT   DESCRIPTION                                                 PAGE
 -------   -----------                                                 ----
    1 Amendment to Agreement and Plan of Merger, dated as of June 23, 1998 by and among Unitrode Corporation,
           Merrimack Corporation and BENCHMARQ Microelectronics,
           Inc., without exhibits thereto.

    2      Amendment to Stock Option Agreement, dated as of
           June 23, 1998 by and between Unitrode Corporation as
           "Grantee" and BENCHMARQ Microelectronics, Inc. as
           "Issuer."

    3 Amendment to Voting Agreement, dated as of June 23, 1998, by and between Unitrode Corporation and Alan R. Schuele, Derrell C. Coker, L.J. Sevin, Harvey B. Cash, Dietrich Erdmann, Jack Kilby and Charles H. Phipps.